Mail Stop 6010
Via Facsimile and U.S. Mail

August 3, 2006

Danny L. Hale
Vice President and
Chief Financial Officer
The Allstate Corporation
2775 Sander Road
Northbrook, IL 60062

Re: The Allstate Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed February 23, 2006
File No. 1-11840

Dear Mr. Hale:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief